[CANTEL MEDICAL CORP. LETTERHEAD]

Eric W. Nodiff

Senior Vice President

General Counsel

March 15, 2010

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Jay Mumford, Esq.

Senior Attorney

Re:                              Cantel Medical Corp. (the “Company”)

Form 10-K for the fiscal year ended July 31, 2009

Filed October 14, 2009

File No. 001-31337

Dear Mr. Mumford:

This letter is in response to your comment letter dated February 26, 2010 related to the above referenced Annual Report of Cantel Medical Corp. (the “Company”) on Form 10-K.  The responses below follow the order of comments contained in the comment letter.  The numbering of the paragraphs below corresponds to the numbering of the comments, which for your convenience, I have incorporated into this response letter.

Item 11. Executive Compensation, page 56

1.             You disclose on page 13 of your proxy statement, which you incorporate by reference, that you use a “comparator group” as a basis for your compensation decisions.  In future filing[sic], please identify each of the companies in the group and disclose where your compensation fell in comparison to the group.  See Item 402(b)(2)(xiv) of Regulation S-K.

Survey data utilized by the Compensation Committee included Salary.com, Inc.’s broad-based CompAnalyst® Market Data for healthcare companies having revenues of $200 million to $500 million and CompAnalyst Executive.  As Salary.com does not provide the names of the individual companies in these surveys, the Committee did not know the names of the companies comprising the survey information (although certain representative companies in the group were recently provided).  Importantly, the survey data was used principally to obtain a general understanding of median base salary and bonus levels paid to executives in the healthcare industry and to determine where compensation levels of the Company’s executives fell relative to median compensation levels of comparable industry executives.  The Committee did not utilize the survey for benchmarking or modify any salary or bonus targets of any executive of the Company based on the data in the survey.  Therefore, we do not believe it is required (or appropriate) to identify each of the companies in the group (or representative companies in the group) or to disclose where the compensation of our executives fell in comparison to the group.  In addition, we do not know the number of companies included in the survey; only that that number of participants is “statistically significant.”  Notwithstanding the foregoing, we acknowledge the Staff’s comment and will enhance our disclosure in future filings to explain more precisely how the Company utilizes surveys.

2.              We note from your disclosure on page 14 of your proxy statement that your bonus payments are based on a “fiscal 2009 budgeted pretax profit.”  In future filings, please disclose the budgeted pretax profit or alternatively tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b).

We acknowledge the Staff’s comment and in future filings will disclose the specific performance target(s) for the completed fiscal year (e.g., budgeted pretax profit for fiscal 2009; EPS growth for fiscal 2010) that would result in a 100% payout.  In addition, we will indicate by how much the actual performance exceeded or fell short of the 100% payout incentive targets.

3.              We refer to the disclosure under the caption “bonuses” beginning on page 14 of the proxy statement that you have incorporated by reference into your Form 10-K.  It appears that the amounts paid to your named executive officers as bonuses should have been disclosed under the caption “Non-Equity Incentive Plan Compensation” in your Summary Compensation Table pursuant to item 402(c)(2)(vii) of Regulation S-K, and that the threshold, target and maximum amounts related to those awards should have been disclosed in your “grants of Plan Based Awards” table pursuant to Item 402(d)(2)(iii) of Regulation S-K.  Please provide us with your analysis as to why such information should not have been included in the referenced tables in accordance with the referenced item requirements.

We believe that the amounts listed under the caption “Bonuses” in the Summary Compensation Table were properly disclosed under that caption.  This is because, as disclosed in the proxy statement (starting on page 14 under the heading “Bonuses”) (i) bonuses were determined in May 2009, just two months before the Company’s July 31 fiscal year-end, and were based on the full fiscal year’s performance and (ii) during the first three quarters of fiscal 2009 the Company significantly outperformed its budget and therefore was highly likely to achieve its budgeted pre-tax profit.  Based on the foregoing, the outcome with respect to the performance target was not substantially uncertain at the time the performance target was established and communicated to the executives.  In addition, the plan did not (as a practical matter) serve as an incentive for performance during any specified period.

However, since a bonus plan for the fiscal year ending July 31, 2010 has been adopted and communicated to the executives that meets the requirements for inclusion in the Non-equity Incentive Plan Compensation column pursuant to Item 402(c)(2)(vii), bonuses awarded under such plan will be reported under that column (as required) in the proxy statement for fiscal 2010.

Item 13. Certain Relationships and Related Transactions

4.              In future filings, please provide the disclosure requested by item 404(b) of Regulation S-K.

The Company will make the requested disclosure under Item 404(b) of Regulation S-K in future reports.

Exhibit 31

5.              In future filings, please exclude the title of the certifying officer in the introductory paragraph.  Refer to the form of certification set forth in Regulation S-K item 601(b)(31).

The Company has made the requested change on the form of certification in its most recent quarterly report on Form 10-Q and will continue to do so in future reports.

We believe that the foregoing disclosure is responsive to your comments. We will ensure that our future filings reflect the responses to your comments set forth herein.

The Company acknowledges that:

•                 The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (973) 890-7220 to discuss this response to your comment letter.

Very truly yours,

Cantel Medical Corp.

By:	/s/Eric W. Nodiff
Eric W. Nodiff
Senior Vice President, General Counsel and Secretary